Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of

The Securities Exchange Act of 1934

For the Month of September, 2003

Commission File No.  0 - 20752

HIBERNIA FOODS PLC

46 Merrion Square, Dublin 2, Ireland

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  xx           Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1)  ______

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7)  ______

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes      No xx

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RECENT EVENTS

On September 11, 2003, Hibernia issued a press release, in which it  announced the sale of its Bristol facility.   That press release is set forth on Exhibit 1 of this Report.

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Hibernia is a foreign private issuer, as that term is defined in Section 3b-4 of the Securities Exchange Act of 1934, and is not required to file periodic reports containing quarterly financial statements.

This Report, filed under Section 13(a) of the Securities Exchange Act of 1934, is incorporated by reference into the several registration statements of Hibernia Foods plc which are currently effective under the Securities Act of 1933, and is deemed to be included in and a part of the prospectuses included in such registration statements.

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This document, including exhibits, as well as some press releases and oral statements made by our management in their presentations about Hibernia, contains “forward-looking statements” regarding Hibernia’s future performance and financial condition.  “Forward-looking statements” are defined in the Private Securities Litigation Reform Act of 1995 and include statements which give management’s views on the future of Hibernia, the industry in which it operates and the economic conditions surrounding it.

These forward-looking statements are based on our management’s current views, projections and assumptions concerning the future, and include words such as “expects,” “anticipates,” “intends,” “estimates,” “believes” and similar expressions.  No one should construe such statements as guaranties of the future performance of Hibernia.  All such statements are inherently subject to risks, uncertainties and other important factors, which are beyond Hibernia’s control, which could cause actual results to differ materially from those expressed or implied in the statements.  Among those risks and uncertainties are the matters described in “Risk Factors” in Hibernia’s Form 20-F for its fiscal year ended March 31, 2002, as updated from time to time in its subsequent filings with the Securities and Exchange Commission.

These forward-looking statements include, but are not limited to, projections of sales, earnings and volume growth, share prices, competitive conditions, purchasing decisions of our customers, production costs, currency valuations, achieving cost savings and working capital, debt reduction programs, success of acquisitions, innovations, and supply chain and overhead initiatives.

 Hibernia specifically disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

EXHIBITS

Exhibit                                                      Description                                        Seq. Page No.

1.	Press release dated September 11, 2003 relating to the sale of the Bristol facility	4

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                         Hibernia Foods PLC

                                                                                (Registrant)

                                                                         By:  /s/ Colm Delves

                                                                                    Colm Delves

                                                                               (Principal Financial

                                                                            and Accounting Officer

                                                                                    and Director)

Date:   September 11, 2003

Exhibit 1

NEWS RELEASE

Contacts: Colm Delves Chief Financial Officer Hibernia Foods plc 353 1 661 1030 info@hiberniafoods.ie	Stanley M. Berger SM Berger & Company, Inc. 216.464.6400 stan@smberger.com

HIBERNIA FOODS PLC ANNOUNCES SALE OF BRISTOL FACILITY

AT A PROFIT OF €2MILLION ($2.2 MILLION)

•

Bristol facility sold for €5.7million ($6.3million) and at a profit of €2million ($2.2million)

•

Transfer of Entenmann’s and Mr. Brain’s businesses to other sites progressing well

•

Ready Meals investment receives substantial government funding package

Dublin, Ireland — September 11, 2003 — Hibernia Foods plc (NASDAQ: HIBNY) today announced the sale of its Bristol branded goods manufacturing facility for €5.7million ($6.3million).  The property, which was acquired in September 1998 and was the location for the manufacture of Entenmann’s branded cakes and Mr Brains branded pork products, was sold at a profit of €2.0 million ($2.2 million), representing €0.08 ($0.09) per share.  This profit will be recorded in the Company’s second fiscal quarter ending September 30, 2003.

The Company has transferred the manufacture of Entenmann’s branded cakes to its Bridlington bakery where it manufactures Sara Lee branded frozen desserts and will transfer the manufacture of Mr Brains pork products to its recently expanded Brenda Road ready meals facility where it manufactures private label ready meals.  The transfer of Entenmann’s manufacturing to Bridlington is complete and the Company will continue to manufacture Mr Brains products at Bristol under a rental agreement entered into with the purchaser of the site, until the extension to the facility at Brenda Road is completed, which is expected to occur in November 2003.

Chairman and Chief Executive Oliver Murphy stated: “The disposal of the Bristol site is an important milestone in our site consolidation strategy which is designed to fundamentally reduce our manufacturing cost base.  Having announced the closure in March, I am pleased to report that the transfer of the Mr Brains and Entenmann’s businesses to the new locations is progressing well and that we remain confident of achieving the projected annualised savings of €5.0 million ($5.6 million) to €8.0 million ($8.9 million) once the project concludes.  Our management team has invested a significant amount of time over the past six months in executing what is a complicated site rationalisation, and whilst it has taken longer to complete than we would have desired, the scale of what we will have achieved once complete will be apparent.  The synergies arising from the consolidation of all branded bakery production in Bridlington are significant, as a result of the combination of all Entenmann’s and Sara Lee frozen dessert and ambient cake manufacturing into one facility without a proportionate increase in overhead. We also will now have all of our frozen ready meals business at one location which will ensure that the progress we have made to date in this division will be reflected in continuing improvement in bottom line results.”

A significant portion of the proceeds arising from the sale of the facility were applied to prepay some of the Company’s outstanding indebtedness and will result in an annualised interest saving in the order of €400,000 ($444,000) or €0.02 ($0.02) per share.

Further, the Company announced it had received an €800,000 ($888,000) government grant towards the cost of building a state of the art Mr Brains pork product manufacturing facility adjacent to its private label ready meals facility at Brenda Road, Hartlepool.  The award, which followed extensive due diligence by the government development agency for the region, represents approximately 20 percent of the overall capital cost of the project at the Brenda Road facility.

Commenting on the award, Oliver Murphy continued by saying: “The substantial grant package is a tremendous endorsement for the project which will bring the Mr Brains brand to Brenda Road and consolidate all Hibernia ready meals operations into one facility. The synergies from this project contribute significantly to the overall savings arising from the Bristol closure, and follow the impressive turnaround in profitability achieved in our private label ready meals division over the past twelve months.”

This document, as well as some press releases and oral statements made by our management in their presentations about Hibernia, contains “forward-looking statements” regarding Hibernia’s future performance and financial condition.  “Forward-looking statements” are defined in the Private Securities Litigation Reform Act of 1995 and include statements which give management’s views on the future of Hibernia, the industry in which it operates and the economic conditions surrounding it.  These forward-looking statements are based on our management’s current views, projections and assumptions concerning the future, and include words such as “expects,” “anticipates,” “intends,” “estimates,” “believes” and similar expressions.  No one should construe such statements as guaranties of the future performance of Hibernia.  All such statements are inherently subject to risks, uncertainties and other important factors, which are beyond Hibernia’s control, which could cause actual results to differ materially from those expressed or implied in the statements.  Among those risks and uncertainties are the matters described in “Risk Factors” in Hibernia’s Form 20-F for its fiscal year ended March 31, 2002, as updated from time to time in its subsequent filings with the Securities and Exchange Commission.  These forward-looking statements include, but are not limited to, projections of sales, earnings and volume growth, share prices, competitive conditions, purchasing decisions of our customers, production costs, currency valuations, achieving cost savings and working capital, debt reduction programs, success of acquisitions, innovations, and supply chain and overhead initiatives.  Hibernia specifically disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Hibernia Foods plc is a leading European manufacturer of branded cakes, branded and private-label ready-meals and branded and private-label frozen desserts, headquartered in Dublin, Ireland, with significant manufacturing facilities in the United Kingdom. It is the exclusive European license holder for Entenmann’s branded sweet-baked cakes throughout all of geographical Europe, representing 52 countries and a population of over 700 million people and is the exclusive UK and Ireland license holder for Sara Lee branded frozen desserts.

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